As filed with the Securities and Exchange Commission on January 25, 2005
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                Schedule 13E-3
               Transaction Statement under Section 13(e) of the
                         Securities Exchange Act of 1934*

                              (Amendment No. 3)

                              BULOVA CORPORATION
                             (Name of the Issuer)

                            2004-LCBV Corporation
                              Loews Corporation
                      (Name of Persons Filing Statement)

                    Common Stock, Par Value $5.00 Per Share
                        (Title of Class of Securities)

                                 120457 10 6
                    (CUSIP Number of Class of Securities)

                               Gary W. Garson
                              Loews Corporation
                             667 Madison Avenue
                          New York, New York 10021
                                212-521-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

[   ] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[   ] b. The filing of a registration statement under the Securities Act of
         1933.
[   ] c. A tender offer.
[ X ] d. None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

         Check the following box if this is a final amendment reporting the results of the transaction. [X]

                            Calculation of Filing Fee

   Transaction Valuation(1)                           Amount of Filing Fee
        $5,249,930                                             $665
(1) Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. Determined by multiplying 149,998, the number of shares of common stock of Bulova held by shareholders other than Loews Corporation, by $35.00, the price to be paid per share.

[   ] Check the box if any part of the fee is offset as provided by Exchange
      Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                     Filing Party:
Form or Registration No.:                                   Filing Date:
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* This statement also constitutes Amendment No. 20 to the Statement on
  Schedule 13D previously filed by Loews Corporation with respect to the common stock of Bulova Corporation.


  This Amendment No. 3 supplements and amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on December 1, 2004 by Loews Corporation, a Delaware corporation ("Loews"), and 2004-LCBV Corporation, a New York corporation and a wholly owned subsidiary of Loews ("Merger Sub"), as heretofore amended, with respect to the merger (the "Merger") of Merger Sub into Bulova Corporation, a New York corporation ("Bulova").

  This Amendment No. 3 is being filed to report that the Merger became effective on January 18, 2005. As a result of the Merger, all outstanding shares of Bulova common stock (other than shares held by Merger Sub, shares held in Bulova's treasury or by shareholders who perfect their appraisal rights under New York law) were cancelled and converted into the right to receive $35 in cash, and Bulova is now a wholly owned subsidiary of Loews.


SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 25, 2005

                                            LOEWS CORPORATION


                                            By:    /s/ Gary W. Garson
                                            Name:  Gary W. Garson
                                            Title: Senior Vice President


                                            2004-LCBV CORPORATION

                                            By:    /s/  Gary W. Garson
                                            Name:  Gary W. Garson
                                            Title: Senior Vice President